UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Biofrontera Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09077D 100
(CUSIP Number)

Rolf Birkert Member of the Board Deutsche Balaton Aktiengesellschaft Ziegelhaeuser Landstrasse 1 69120 Heidelberg Germany +49 6221 649 24 – 35
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 835,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 835,734 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.55% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Does not include the shares of common stock of the Issuer held by Biofrontera AG.  As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of the Issuer’s common stock. See Item 5, herein.

(2)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 835,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 835,734 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.55% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 835,734 shares held by Deutsche Balaton Aktiengesellschaft (“DB”), as to which VV Beteiligungen Aktiengesellschaft (“VVB”) disclaims beneficial ownership. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. Does not include the shares of common stock of the Issuer held by Biofrontera AG. As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of the Issuer’s common stock. See Item 5, herein.

(2)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 835,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 835,734 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.55% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 835,734 shares held by DB. Delphi Unternehmensberatung Aktiengesellschaft (“DU“) owns a majority interest in VVB. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. Does not include the shares of common stock of the Issuer held by Biofrontera AG. As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of the Issuer’s common stock. See Item 5, herein.

(2)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,835,734 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,835,734 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,835,734 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.52% (3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 835,734 shares held by DB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU. DU owns a majority interest in VVB. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DB in excess of 45% of DB’s voting power pursuant to the Non-Domination Agreement described herein. Therefore, Mr. Zours has voting and dispositive power over the shares held by DB. Mr. Zours disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Includes 8,000,000 shares of common stock of the Issuer held by Biofrontera AG as of March 31, 2022, as reported by the Issuer in its Form 10-K filed April 11, 2022. In determining to include the shares of the Issuer’s common stock held by Biofrontera AG, Mr. Zours considered the following factors: (i) Mr. Zours currently serves as chairman of the supervisory board of Biofrontera AG; (ii) through DB and its affiliates, Mr. Zours has indirect beneficial ownership of greater than 30% of the outstanding ordinary shares of Biofrontera AG (see Item 5, infra); (iii) in addition to Mr. Zours, the supervisory board of Biofrontera AG includes Mr. Heikki Lanckriet, director of 4basebio plc, a company affiliated with DB, and Ms. Karin Lergenmüller, chairman of the supervisory board of DU, chairman of the supervisory board of Alpha Cleantec Aktiengesellschaft, a subsidiary of DB, and member of the supervisory boards of MARNA Beteiligungen AG, Deutsche Balaton Biotech AG, Heidelberger Beteiligungsholding AG and SPARTA AG, each of which is majority-owned by DB; and (iv) under section 16 of Biofrontera AG’s articles of association, in the event of a tie on the six-person supervisory board, Mr. Zours as chairman has a casting vote. Mr. Zours disclaims beneficial ownership of the shares of the Issuer’s common stock held of record by Biofrontera AG. See Item 5, herein.

(3)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

1	NAMES OF REPORTING PERSONS Rolf Birkert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 835,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 835,734 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.55% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 835,734 shares held by DB. Rolf Birkert, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by DB. Mr. Birkert disclaims beneficial ownership of the shares held by DB, except to the extent of his pecuniary interest therein. Does not include the shares of common stock of the Issuer held by Biofrontera AG. As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of the Issuer’s common stock. See Item 5, herein.

(2)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

1	NAMES OF REPORTING PERSONS Alexander Link
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 835,734 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 835,734 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.55% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 835,734 shares held by DB. Alexander Link, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by DB. Mr. Link disclaims beneficial ownership of the shares held by DB, except to the extent of his pecuniary interest therein. Does not include the shares of common stock of the Issuer held by Biofrontera AG. As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of the Issuer’s common stock. See Item 5, herein.

(2)	Based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Biofrontera Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 120 Presidential Way, Suite 330, Woburn, MA 01801, USA.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Alexander Link and Rolf Birkert, which are collectively referred to as the “Reporting Persons”. DB, VVB and DU are collectively referred to as the “Reporting Entities”, and Messrs. Zours, Link and Birkert are collectively referred to as the “Reporting Individuals”.

(b)	The address of the principal business office of each Reporting Entity and each Scheduled Person (as defined below) is Ziegelhäuser Landstrasse 1, Heidelberg, Germany, 69120.

(c)	The principal business of each of the Reporting Entities (other than DU) is to hold and dispose of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. VVB owns a majority interest in DB and DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU. Rolf Birkert and Alexander Link are members of the board of management of DB each with single power of representation.

(d)	– (e) During the past five years, none of the Reporting Persons or Scheduled Persons has been, and to their respective knowledge, none of the Scheduled Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Entities are each organized under the laws of Germany. Each of the Reporting Individuals are citizens of Germany.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each of the Reporting Entities is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

As of August 23, 2022, of the Reporting Persons have invested in the Issuer as follows:

DB	EUR1,140,064.09 (including brokerage commissions) in the Common Stock.

Neither VVB, DU nor any of the Reporting Individuals own Common Stock in their individual capacity.

The source of DB’s funds was its general working capital.

The Reporting Persons do not know the source and amount of funds or other consideration used by Biofrontera AG in connection with its formation of the Issuer, including the acquisition of Common Stock by Biofrontera AG in connection therewith.

Item 4. Purpose of Transaction

DB purchased the shares of Common Stock reported on this Schedule 13D for investment purposes. In that connection, through DB’s investment in the Common Stock, the Reporting Persons also seek to offset in part the economic dilution resulting to Biofrontera AG (and, indirectly, to Biofrontera AG’s shareholders) as a result of the Issuer’s issuance and sale of shares of Common Stock, and warrants to acquire shares of Common Stock, as described in Issuer’s publicly-available filings with the U.S. Securities and Exchange Commission (the “SEC”).

Excluding the shares of Common Stock held of record by Biofrontera AG, the Reporting Persons, in the aggregate, beneficially own approximately 3.55% of the outstanding shares of Common Stock. Subject to market conditions, DB currently intends to acquire additional voting securities of the Issuer, or instruments convertible into voting securities of the Issuer, as DB may from time to time deem desirable. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, subscriptions made pursuant to rights offerings by the Issuer, or otherwise (including the exercise of any options or other securities exercisable for, or convertible into, any such securities of the Issuer). The Reporting Individuals, DU and VVB do not intend to acquire securities of the Issuer. Subject to market conditions, DB may also dispose of voting securities of the Issuer from time to time, as DB deems desirable. Any such dispositions may be effected through open market sales, block trades, privately-negotiated transactions, or otherwise.

The Issuer was formed in March 2015 as a wholly owned subsidiary of Biofrontera AG.  On July 6, 2021, Biofrontera AG announced that the Issuer intended to raise capital by means of an initial public offering and a stock exchange listing in the United States (“IPO”). On November 2, 2021, Biofrontera AG announced that at the closing of the IPO, the Issuer placed 3,600,000 Units consisting of (i) one share of Common Stock and (ii) one warrant entitling the holder to purchase one additional share of Common Stock at an exercise price of $5.00.

On December 13, 2021, DB filed an action against Biofrontera AG with the local court of Cologne, Germany. DB argues that the listing of the Common Stock by the Issuer on NASDAQ and the issuance of Common Stock to third parties as part of the IPO required approval at Biofrontera AG’s general meeting.

Information concerning the Reporting Persons’ ownership in Biofrontera AG may be found in their Schedule 13D originally filed with the SEC on June 11, 2018 with respect to Biofrontera AG, and most recently amended on February 25, 2022. Due to Biofrontera AG’s deregistration under relevant provisions of the Exchange Act of 1934, as amended, the Reporting Persons are not currently required to further amend such Schedule 13D. The statements made in such Schedule 13D and its amendments were made as of a specific date. The Reporting Persons disclaim any obligation to revise or update any statement made in such Schedule 13D or its amendments and disclaims that such Schedule 13D and its amendment are incorporated herein by reference.

Except as set forth above, the Reporting Persons have no current plans or proposals with respect to (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes to the Issuer’s organizational documents or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)	Of the aggregate 8,835,734 shares reported in this Schedule 13D (representing 37.52% of the Issuer’s outstanding Common Stock), the Reporting Persons hold Common Stock as follows:

Reporting Person	Shares	Beneficial Ownership %
DB	835,734	3.55%
VVB	0	3.55%
DU	0	3.55%
Wilhelm Konrad Thomas Zours	0	37.52%
Rolf Birkert	0	3.55%
Alexander Link	0	3.55%

VVB owns a majority interest in DB, and therefore has voting and dispositive power over the shares held by DB. However, pursuant to a non-domination agreement between VVB and DB (the “Non-Domination Agreement”), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB. Accordingly, VVB disclaims beneficial ownership of the shares of Common Stock held by DB in excess of 45% of the voting power thereof.

DU owns a majority interest in VVB, and therefore has voting and dispositive power over the shares held by VVB.

Wilhelm Konrad Thomas Zours does not own any shares of Common Stock in his individual capacity. Mr. Zours owns a majority interest in DU and is the sole member of the boards of management of VVB and DU.

Rolf Birkert does not own any shares in his individual capacity. Mr. Birkert is a member of the board of management of DB, and therefore has voting and dispositive power over the shares held by DB.

Alexander Link does not own any shares in his individual capacity. Mr. Link is a member of the board of management of DB, and therefore has voting and dispositive power over the shares held by DB.

For the reasons set forth above, each of VVB, DU, Mr. Zours, Mr. Birkert and Mr. Link may be deemed to have beneficial ownership with respect to all shares of Common Stock held by DB, but each disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein.

Mr. Zours may also be deemed to beneficially own the shares of Common Stock held by Biofrontera AG.  In determining to include the shares of Common Stock held by Biofrontera AG herein, Mr. Zours considered the following factors: (i) Mr. Zours currently serves as chairman of the supervisory board of Biofrontera AG; (ii) through DB and its affiliates, Mr. Zours has indirect beneficial ownership of greater than 30% of the outstanding ordinary shares of Biofrontera AG;1 (iii) in addition to Mr. Zours, the supervisory board of Biofrontera AG includes Heikki Lanckriet, director of 4basebio plc, a company affiliated with DB, and Ms. Karin Lergenmüller, chairman of the supervisory board of DU, chairman of the supervisory board of Alpha Cleantec Aktiengesellschaft, a subsidiary of DB, and member of the supervisory boards of MARNA Beteiligungen AG, Deutsche Balaton Biotech AG, Heidelberger Beteiligungsholding AG and SPARTA AG, each of which is majority-owned by DB; and (iv) under section 16 of Biofrontera AG’s articles of association, in the event of a tie on the six-person supervisory board, Mr. Zours as chairman has a casting vote. Mr. Zours disclaims beneficial ownership of the shares of Common Stock held by Biofrontera AG. None of DB, VVB, DU, Mr. Birkert nor Mr. Link beneficially own the shares of Common Stock held by Biofrontera AG.

[1]	Based on 56,717,385 shares of Biofrontera AG outstanding as of August 23, 2022. Deutsche Balaton Biotech AG (“DBB”) owns 2,280,847 shares in Biofrontera AG; SPARTA AG (“SP”) owns 4,084,941 shares of Biofrontera AG; Heidelberger Beteiligungsholding AG (“HDBH”) owns 1,200 shares of Biofrontera AG; DB owns 2,630,661 shares of Biofrontera AG; and DU owns 8,350,030 shares of Biofrontera AG. DB owns a majority interest in each of DBB, SP and HDBH. In addition, each of DBB, SP, HDBH, DB and DU entered into an acting-in-concert agreement, pursuant to which each such party agrees to exercise their voting rights in Biofrontera AG (or abstain therefrom) in accordance with the terms thereof.

All percentages relating to the Common Stock set forth in this Schedule 13D are based upon 23,550,960 shares outstanding as reported in the Issuer’s Form 10-Q filed on August 12, 2022 and calculated in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Alexander Link	0

(ii)	Shared power to vote or to direct the vote of:

DB	835,734
VVB	835,734	(1)(2)
DU	835,734	(1)(2)
Wilhelm Konrad Thomas Zours	8,835,734	(1)(3)
Rolf Birkert	835,734	(1)(2)
Alexander Link	835,734	(1)(2)

(iii)	Sole power to dispose or to direct the disposition of:

DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Alexander Link	0

(iv)	Shared power to dispose or to direct the disposition of:

DB	835,734	(2)
VVB	835,734	(1)(2)
DU	835,734	(1)(2)
Wilhelm Konrad Thomas Zours	8,835,734	(1)(3)
Rolf Birkert	835,734	(1)(2)
Alexander Link	835,734	(1)(2)

(1)	Includes 835,734 shares held by DB, as to which VVB, DU, Mr. Zours, Mr. Birkert and Mr. Link disclaim beneficial ownership. DU owns a majority interest in VVB. VVB owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the boards of management of VVB and DU and therefore has voting and dispositive power over the shares held by DB. Rolf Birkert and Alexander Link, each in his capacity as member of the board of management of DB, has voting and dispositive power over the shares held by DB.

(2)	Does not include the Common Stock held by Biofrontera AG.

(3)	Includes the Common Stock held by Biofrontera AG. As reported by the Issuer in its Form 10-K filed April 11, 2022, as of March 31, 2022, Biofrontera AG was the beneficial owner of 8,000,000 shares of Common Stock. In determining to include the shares of Common Stock held by Biofrontera AG, Mr. Zours considered the following factors: (i) Mr. Zours currently serves as chairman of the supervisory board of Biofrontera AG; (ii) through DB and its affiliates, Mr. Zours has indirect beneficial ownership of greater than 30% of the outstanding ordinary shares of Biofrontera AG (see Item 5, infra); (iii) in addition to Mr. Zours, the supervisory board of Biofrontera AG includes Heikki Lanckriet, director of 4basebio plc, a company affiliated with DB, and Ms. Karin Lergenmüller, chairman of the supervisory board of DU, chairman of the supervisory board of Alpha Cleantec Aktiengesellschaft, a subsidiary of DB, and member of the supervisory boards of MARNA Beteiligungen AG, Deutsche Balaton Biotech AG, Heidelberger Beteiligungsholding AG and SPARTA AG, each of which is majority-owned by DB; and (iv) under section 16 of Biofrontera AG’s articles of association, in the event of a tie on the six-person supervisory board, Mr. Zours as chairman has the power of a casting vote. Mr. Zours disclaims beneficial ownership of the shares of Common Stock held of record by Biofrontera AG.

(c)	During the past sixty days, the Reporting Persons have conducted transactions in the Common Stock as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2022

DEUTSCHE BALATON AKTIENGESELLSCHAFT

/s/ Rolf Birkert
Rolf Birkert

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

ROLF BIRKERT

/s/ Rolf Birkert

WILHELM KONRAD THOMAS ZOURS

/s/ Wilhelm Konrad Thomas Zours

ALEXANDER LINK

/s/ Alexander Link

Schedule 1

Members of Management of the Reporting Entities

The members of the Board of Management of DB are Rolf Birkert and Alexander Link. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of DB	Germany
Alexander Link	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board of DB	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board of DU and VVB	Germany

Schedule 2

Person	Instrument	Transaction Date	Quantity Purchased/ (Sold)	Price per Instrument(1)	Place of Transaction
DB	Biofrontera Inc. common stock	August 15, 2022	25,000	EUR1.305	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 15, 2022	25,000	EUR1.324	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 15, 2022	25,000	EUR1.334	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 15, 2022	25,000	EUR1.343	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 16, 2022	25,000	EUR1.182	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 16, 2022	25,000	EUR1.182	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 16, 2022	10,000	EUR1.184	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 16, 2022	25,000	EUR1.145	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.153	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.160	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.161	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.154	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.161	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	25,000	EUR1.161	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 17, 2022	21,767	EUR1.119	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 23, 2022	3,967	USD1.109644	BVT Brokernetzwerk
DB	Biofrontera Inc. common stock	August 23, 2022	25,000	USD1.12	BVT Brokernetzwerk

(1)	Price per Instrument without any fee or charges. If displayed in EUR the price is converted from USD in EUR on basis of official exchange rate provided by ECB.